Richmont Mines Inc.

1 Place-Ville-Marie, Suite 2130
Montreal, QC
H3B 2C6 CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

Mountain Lake Resources Inc.

1450 Starr's Point Road
Port Williams, NS
B0P 1T0 CANADA

Tel.: (902) 542-9773
Fax: (902) 542-4442
www.mountain-lake.com

NEWS RELEASE

Update On Exploration
At The Valentine Lake Property

Montreal, September 27, 2004 – Richmont Mines Inc. and Mountain Lake Resources Inc. are pleased to announce the results of the second drilling program carried out on the Valentine Lake property, located 55 kilometres south of the town of Buchans in central Newfoundland. Richmont Mines has the option to acquire a 70% interest in the Valentine Lake property by carrying out $2.5 million worth of exploration work on the site by October 31, 2007. During this second program, Richmont Mines drilled 11 holes for a total of 3,048 metres.

These drill holes made it possible to better define the geometry of the main gold zone, which has a lateral extension continuity of 200 metres. The thickness of the gold zone ranges from 3 to 12 metres, and the extension at depth remains open and currently exceeds 250 metres. Drill holes VL-04-97 and VL-04-98 confirm the presence of a second zone located approximately 200 metres northeast of the main zone. Furthermore, holes VL-04-93 and VL-04-94 intercepted two other gold zones located in the hanging wall of the main zone. Visible gold was encountered in 8 of the 11 holes drilled.

The gold zones are hosted in a felsic intrusion controlled by sheared mafic dykes. The mineralization is mainly encountered in quartz-tourmaline veins with free gold and pyrite. The thickness of the veins, which are oriented at various angles with respect to the core axis, ranges from 1 centimetre to 1 metre.

DRILLING RESULTS SECOND PHASE 2004[1]					
Drill hole	**Interval**		**Core lenght (m)**	**Gold grade (gpt)**	**Gold grade cut (31 gpt)**	**Estimated true thickness (m)**
	from (m)	**to (m)**				
VL-04-92*	93.2	97.4	4.2	4.0	4.0	3.5
	141.0	142.2	1.2	6.5	6.5	1.0
	165.1	167.1	2.0	2.8	2.8	1.6
VL-04-93*	107.7	117.7	10.0	1.8	1.8	8.5
	209.4	214.4	5.0	6.0	6.0	4.0
	222.7	232.5	9.8	6.9	6.9	7.1
	239.3	245.7	6.4	34.2	10.0	5.2
VL-04-94*	84.9	87.6	2.7	4.4	3.5	1.7
	107.7	117.7	10.0	1.8	1.8	8.5
	219.2	219.6	0.4	25.8	25.8	0.3
	246.3	249.1	2.8	6.7	6.6	2.6
	259.3	264.9	5.6	5.3	5.3	4.1
VL-04-95*	233.7	239.2	5.5	3.9	3.9	3.4
VL-04-96	188.6	193.9	5.3	1.7	1.7	4.0
VL-04-97*	112.2	114.4	2.2	2.0	2.0	1.6
	144.6	149.2	4.6	6.3	6.3	4.0
	193.4	198.4	5.0	1.9	1.9	4.2
VL-04-98*	137.2	141.5	4.3	3.1	3.1	3.3
	154.7	156.5	1.8	3.5	3.5	1.5
	180.5	184.8	4.3	19.4	4.4	3.4
	217.6	221.0	3.4	1.6	1.6	3.0
VL-04-99	No significant value					
VL-04-100	No significant value					
VL-04-101*	177.3	181.4	4.1	2.0	2.0	3.8
	186.0	194.5	8.5	3.5	3.5	8.0
VL-04-102*	108.9	112.9	4.0	9.5	9.5	3.9
	208.0	213.0	5.0	2.4	2.4	3.4
	227.9	235.9	8.0	1.1	1.1	5.4

DRILLING RESULTS FIRST PHASE 2004[1]					
Drill hole	**Interval**		**Core lenght (m)**	**Gold grade (gpt)**	**Gold grade cut (31 gpt)**	**Estimated true thickness (m)**
	from (m)	**to (m)**				
VL-04-86*	46.92	65.40	18.48	7.09	5.68	8.40
including	53.30	65.40	12.10	9.09	6.94	5.50
VL-04-87	84.06	133.25	49.20	6.42	5.30	12.34
including	118.66	133.25	14.59	10.10	9.03	3.70
VL-04-88*	121.55	128.55	7.00	31.66	19.21	5.76
VL-04-89	216.50	218.50	2.00	4.23	4.23	1.00
VL-04-90	126.00	128.50	2.50	0.76	0.76	1.90
VL-04-91	181.06	189.46	8.40	5.14	5.14	5.40
including	184.06	189.46	5.40	8.00	6.80	3.50

* Visible gold

A third phase of drilling totalling approximately 2,700 metres is in progress. This programme, will verify the extension of the gold zones at depth as well as the extent of the parallel zones. Data processing, geological modelling and resource updating will be assembled in order to calculate a mineral resource at the end of the year. Richmont Mines will have invested approximately $1 million in the Valentine Lake Project by the end of 2004.

Denver Gold Forum 2004

Richmont Mines will be presenting at the Denver Gold Forum 2004 today at 12:45 PM, Eastern time. Investors can view this presentation at the following address:

www.denvergold.org/denverforum.htm

National Instrument 43-101
The exploration program was conducted by qualified geologist as required by National Instrument 43-101, under the supervision of Mr. Jules Riopel, M.Sc. Geo., Principal Exploration Geologist, an employee of Richmont Mines Inc.

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

---

[1] **Method of analysis**
The analyses were conducted at the Eastern Analytical Ltd. Laboratory in Springdale, Newfoundland, by means of fire assay fusion on 30 grams of material with atomic absorption (AA) finish. The rejects from all the zones of interest were sent to the ALS Chemex laboratory in Val-d'Or, Quebec, for a second fire assay fusion with AA finish on 30 grams of material. For samples assaying greater than 7.0 gpt Au, fire assay with gravimetric finish was used with 50 grams of material. The cutoff grade for the high values was set at 31 gpt.

To more effectively verify the gold content, tests are currently being carried out to determine which method of analysis yields the most representative results. Several intersections are currently being verified. This work includes a cyanidation test in a laboratory simulating a small-scale mill.

- 30 -

For more information, contact:

Richmont Mines Inc.	*Mountain Lake Resources Inc.*
Martin Rivard	Allen E. Sheito
Executive Vice President	President and Chief Executive Officer
Telephone: (514) 397-1410	Telephone: (902) 542-9773
Fax: (514) 397-8620	Fax: (902) 542-4442
Trading symbol: RIC	Trading symbol: MOA
Listings: TSX – Amex	Listings: TSX Venture Exchange
Web site: www.richmont-mines.com	Web site: www.mountain-lake.com

Valentine Lake Property
Longitudinal


MAIN ZONE
ZONE NE
Potential Zones
Drilling Zones 2004 - phase II
Drilling Zones 2004 - phase I
Previous Drilling
90
88
87
101
91
92
102
93
94
89
95
96
97
98
100
99
-100m
-200m
-300m
-400m
10000E
10200E
100 metres
10400E
10600E

September 27, 2004